Issuer Free Writing Prospectus, dated June 29, 2009
Filed Pursuant to 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus Supplement, dated June 29, 2009
Registration No. 333-152592
AutoZone, Inc.
Final Term Sheet
Dated: June 29, 2009

Issuer:	AutoZone, Inc.

Size:	$500,000,000

Maturity:	January 15, 2015

Coupon (Interest Rate):	5.750%

Yield to Maturity:	5.758%

Spread to Benchmark Treasury:	+325 basis points

Benchmark Treasury:	UST 2.625% due June 30, 2014

Benchmark Treasury Price and Yield:	100-17+, 2.508%

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2010

Optional Redemption Provision:	In whole or in part at the greater of (i) 100% of the principal amount or (ii) discounted present value at the Adjusted Treasury Rate, plus 50 basis points

Price to Public:	99.959%

Settlement Date:	July 2, 2009

Ratings:	Baa2/BBB (stable/stable)

CUSIP/ISIN:	053332 AK8/ US053332AK87

Joint Book-running Managers:	J.P. Morgan Securities Inc. Wachovia Capital Markets, LLC U.S. Bancorp Investments, Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 212-834-4533 or Wachovia Capital Markets, LLC toll-free at 1-800-326-5897.